September 5, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief

Re:	CDC Corporation (the “Company”)
Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2006
Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2007

Dear Ms. Collins:

Please note that the Company is in receipt of that certain comment letter (the “Comment Letter”) dated August 4, 2008 from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company relating to: (i) the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 (the “2007 20-F”); and (ii) the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, as amended (the “2006 20-F”), both as filed with the Commission on June 30, 2008.

The Company hereby informs the Commission that it is in the process of preparing its response to the Comment Letter, as well as an Amendment No. 1 to the 2007 20-F and an Amendment No. 2 to the 2006 20-F, and that it intends to file such documents with the Commission on or about September 9, 2008.

The Company will keep the Commission updated on its progress in this regard.

Should you have any questions regarding the foregoing, please feel free to contact the undersigned at 678-259-8663.

Sincerely,

/s/ Gregor Morela

Gregor Morela

Chief Accounting Officer, CDC Corporation

cc:	Peter Yip
Timothy Coen
James McDevitt